Exhibit 99.2

Press Contact: Jonathan Stotts Actimize 212-994-3865 jonathan.stotts@actimize.com Investors: Daphna Golden NICE Systems Ltd. +1 877 245 7449 daphna.golden@nice.com

Actimize to Provide Crédit Agricole Asset Management with Industry-
Leading Brokerage Compliance Market Abuse and Anti-Money Laundering
Solutions

NEW YORK & LONDON – October 9, 2007 – A software solution to prevent financial fraud and market abuse from Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ: NICE) company, has been selected by Crédit Agricole Asset Management (CAAM) in order to strengthen its ability to detect behaviour that could be interpreted as questionable and potentially considered as market abuse. CAAM has also selected an Actimize Anti-Money Laundering (AML) solution – a comprehensive solution for monitoring suspicious activity, which includes both an investigative case management function for flux analysis and global watch list monitoring. This agreement signed between CAAM and Actimize covers France and CAAM’s European subsidiaries.

“CAAM takes regulatory compliance very seriously,” says Marie-Madeleine Galindo, CAAM Project Manager. “We were seeking an AML and market abuse software solution to help strengthen our worldwide reputation and to put into practice an approach which is centred on managing risk in our business. We chose Actimize because these two software solutions can be implemented rapidly and because Actimize has a very good international reputation.”

“This is a significant win for Actimize, which reinforces our portfolio of prestigious clients,” says Bruno Piers de Raveschoot, director of Actimize Europe. “We are very excited to be providing a solution that meets CAAM’s risk and market abuse requirements, bringing the required infrastructure for an overall strategy to fight financial crime and money-laundering. We are seeing a tremendous interest from asset managers worldwide wishing to deploy a robust and proven solution to combat money laundering and enforce the new regulations around market abuse. We are confident in our ability to offer innovative solutions with real competitive advantages.”

About Crédit Agricole Asset Management Group (CAAM Group):

Crédit Agricole Asset Management Group is Crédit Agricole Group’s asset management subsidiary. With € 565.7 billion of assets under management at 30 June 2007, CAAM Group is the 5th largest asset management company within Continental Europe*. CAAM Group’s subsidiaries offer a complete line of investment products for:

–	The regional banking networks of Crédit Agricole, LCL and the international retail banking subsidiaries of Crédit Agricole group and,

–	Institutional investors, large corporate accounts and third-party distributors in France and abroad.

Crédit Agricole Asset Management Group is active in 22 countries (Europe, Asia-Pacific, North America, the Middle East and North Africa).

*IPE - Top 400 European Asset Management Leaders, data as at Dec. 2006, issued in June 2007

About Actimize
Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance, customer due diligence and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behaviour and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo. For more information, go to www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions™ solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

NICE Trademarks:
360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.